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October 6, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Morgan Youngwood / Stephen Krikorian

Re:	Skillsoft Corp.
Form 10-K for the Fiscal Year Ended January 31, 2022
Form 10-Q for the Quarterly Period Ended July 31, 2022
Form 8-K Filed September 7, 2022
Form 8-K Filed August 15, 2022
File No. 001-38960

Ladies and Gentlemen:

On behalf of Skillsoft Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 22, 2022 (the “Comment Letter”) relating to the above-referenced filings.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the applicable filing of the requested disclosure or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed in the respective filings to which they relate.

Form 10-K for the fiscal year ended January 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

1.	We note you appear to combine Successor and Predecessor financial statements in your non-GAAP presentation. Tell us why you believe combining these financial statements is appropriate, referring to your basis in accounting literature. Please refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation.

The Company respectfully acknowledges the Staff’s comment and that GAAP requires predecessor and successor periods to be presented separately. However, in considering how to present and analyze the Company’s results of operations, we aimed to apply an approach that would be easily understandable by readers and consistent with the methodology used by management to evaluate the Company’s results and identify business trends. Accordingly, in addition to presenting our results of operations as reported in our Consolidated Financial Statements in accordance with GAAP, the tables and discussion included in MD&A also present the combined predecessor GAAP results and successor GAAP results for the fiscal years ended January 31, 2022 and 2021. We recognize that the accounting literature and Question 102.10 require GAAP to be more prominent than non-GAAP but submit that the two columns to the left of our non-GAAP presentation, which present the predecessor and successor periods are the only way to present GAAP results more prominently. The Company believes that for purposes of MD&A, viewing results by also providing the non-GAAP combination of the operating results of the applicable Predecessor and Successor periods on a supplemental basis allows for comparability to prior periods and adds meaningful disclosure to readers. Management believes that key measures such as revenue and operating expenses for the Successor periods when combined with the Predecessor periods are useful in identifying current business trends, benchmarking our results and reaching conclusions regarding our overall economic performance. The only additional GAAP information the Company could provide would be to compare operating results for periods of differing lengths, which we believe would be confusing to readers.

The Company confirms that it will not include the combined results presentation for any filings subsequent to the Annual Report on Form 10-K for the year ended January 31, 2023, because the combined results will no longer be required for purposes of providing a basis of comparison to a prior period.

Form 10-Q for the quarterly period ended July 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

2.	We note that you elected to not separately disclose the cash flows related to your discontinued operation for each period presented. Please tell us what consideration you gave to describing cash flows from operating, investing and financing activities associated with your discontinued operations separately from continuing operations in your “Liquidity and Capital Resources” disclosures, as such information is not apparent from your cash flow statement. Additionally, please describe how your liquidity is likely to be affected by the absence of cash flows (or negative cash flows) associated with your discontinued operations.

For the Company’s Form 10-Q for the Quarterly Period Ended October 31, 2022, management will describe cash flows from operating, investing and financing activities associated with discontinued operations separately from continuing operations.

Form 8-K filed on September 7, 2022

Exhibit 99.1, page 11

3.	We note your reconciliations of non-GAAP Financial Measures. Please note that the presentation of a full non-GAAP income statement may place undue prominence to the non-GAAP information and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Please refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation.

The Company will not present non-GAAP income statements in all prospective filings and will include only a non-GAAP reconciliation for Adjusted EBITDA derived from GAAP net income.

4.	We note that adjustment (1) non-GAAP revenue adjustments include the add back of reseller fees, which are presented on a net basis in GAAP revenue. Please tell us why you believe this adjustment is appropriate, referring to your basis in accounting literature. We refer you to the guidance in Rule 100(b) of Regulation G and Question 100.04 of the Non- GAAP Financial Measures Codification and Disclosure Interpretation.

The Company will remove the non-GAAP revenue adjustments for the add back of reseller fees in all prospective filings.

5.	Please clarify and disaggregate items included in the adjustments labeled “Recapitalization and acquisition-related costs” and “Non-recurring costs and other.” For each adjustment, explain whether they represent normal, recurring, cash operating expenses necessary to operate your business. We refer you to Rule 100(b) of Regulation G and Question 100.01 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation.

The Company has considered a number of different factors in determining that the costs related to the referenced adjustments do not represent normal, recurring, cash operating expenses necessary for our core operations and, therefore, are appropriate adjustments not inconsistent with Item 10(e)(ii)(B) of Regulation S-K and Question 100.01 of the Commission’s Non-GAAP Compliance and Disclosure Interpretations.

The Company and its predecessors have had considerable transaction activity over the last two years, including (i) the emergence from Chapter 11 on August 28, 2020, (ii) the acquisition by Churchill Capital on June 11, 2021, (iii) the acquisition of Global Knowledge on June 11, 2021, (iv) the acquisition of Pluma, Inc. on June 30, 2021, (v) the acquisition of Ryzac, Inc. (d/b/a Codecademy) on April 4, 2022, (vi) the sale of SumTotal on August 15, 2022 and (vii) debt refinancing related to the aforementioned transactions. Each of these transactions included considerable levels of discrete, deal-specific third-party costs attributable to investment banking, legal, accounting, tax and other advisory fees that are not of a recurring nature and we do not believe further disaggregation of these amounts would be meaningful to financial statement users. In addition, to the extent we cease transaction-related activity, all related costs would similarly cease. Each acquisition or significant transaction is a distinct event rather than being part of an ongoing, inter-related sequence of transactions with related costs.

Although the pursuit of acquisitions of businesses or technologies is a part of the Company’s growth strategy, core operations are not dependent on such acquisitions. In some periods, we may have more acquisition activity, while in other periods activity levels could decrease significantly. Historical amounts are therefore not predictive of future periods and make it difficult to analyze the Company’s operating results without normalization. While we have had significant transaction activity in the past two years, the frequency, timing, amount, scope and scale of each is unique and highly variable from year to year. Given the non-operational nature of, and variability in, these events and the related costs, we believe adjusting for these amounts provides useful supplemental information to investors that facilitates an analysis of the underlying trends in our financial results based on our ongoing cash operating expenses.

6.	We note that adjustment (3) non-GAAP revenue adjustment includes one month of proforma Codecademy revenue to allow better comparison against the three months ended April 30, 2022. Please tell us why you believe this adjustment is appropriate, referring to your basis in accounting literature.

The Company will not present the non-GAAP revenue adjustment for Codecademy in all prospective filings.

7.	We note your presentation of Adjusted EBITDA margin % for each period presented. Please reconcile this non-GAAP measure to the most directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

The Company will present a reconciliation from GAAP operating margin % to Adjusted EBITDA margin % in all prospective filings where Adjusted EBITDA margin is presented.

Form 8-K filed on August 15, 2022

Item 2.01. Completion of Acquisition or Disposition of Assets., page 1

8.	We note that on August 15, 2022, pursuant to that certain Stock Purchase Agreement (the “Purchase Agreement”), by and among Skillsoft Corp., a Delaware corporation (“Skillsoft”), Skillsoft (US) Corporation, a Delaware corporation (“Seller”), Amber Holding Inc., a Delaware corporation (the “Company”), and Cornerstone OnDemand, Inc., a Delaware corporation (“Buyer”), Skillsoft completed the previously announced sale of one hundred percent (100%) of the outstanding shares of capital stock of the Company to Buyer (the “Transaction”). Please explain why you did not provide pro forma financial information prepared in accordance with Article 11 for your most recently completed fiscal year and subsequent interim period. We refer you to Item 9.01 of the General Instructions to Form 8-K.

The Company respectfully acknowledges the requirement under Item 9.01 of Form 8-K to provide pro-forma financial information for significant dispositions of assets. The Company had considered whether it was required to provide pro forma financial information prepared in accordance with Article 11 of Regulation S-X by evaluating the three significance tests specified in Rule 3-05 of Regulation S-X. The Company noted that the asset and income tests were 9% and 18% respectively, beneath the 20% significance threshold. For the investment test, the Company calculated a significance of 19% based on (i) net sale proceeds of $177 million, which is the fair value of the consideration transferred, and (ii) a worldwide market value of $925 million. The worldwide market value was calculated by multiplying the aggregate number of shares of the Company’s outstanding common stock by the average of the bid and asked prices of the common stock on the New York Stock Exchange for the last five trading days of May 2022, which represented the month prior to the announcement of the transaction on June 12, 2022 (which was earlier than the consummation of the transaction on August 15, 2022).

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at 202-682-7208.

Very truly yours,

/s/ P.J. Himelfarb

Cc:	Sarah Kinnick Hilty, Skillsoft Corp.
Gary W. Ferrera, Skillsoft Corp.
Sarah A. Mussetter, Skillsoft Corp.

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